UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)*

                            Chefs International, Inc.
                      ------------------------------------
                                (NAME OF ISSUER)

                          Common Stock, $.01 par value
                      ------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   163082-6-05
                          ----------------------------
                                 (CUSIP NUMBER)

                            Steven F. Wasserman, Esq.
                        Brown Rudnick Berlack Israels LLP
                              120 West 45th Street
                            New York, New York 10036
                            Telephone: (212) 704-0100
                      ------------------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                December 17, 2004
                      ------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 40.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

----------------------------------            ---------------------------------
CUSIP No. 163082-6-05                                        Page 2 of 16 Pages
----------------------------------            ---------------------------------

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON:      Michael F. Lombardi
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [___________________]

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)   [X]  Member of a Group
       (b)   [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------
4      SOURCE OF FUNDS  (See Instructions) PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) N/A

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION      USA
-------------------------------------------------------------------------------

NUMBER OF SHARES        7   SOLE VOTING POWER         171,401
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
                       --------------------------------------------------------
                        8   SHARED VOTING POWER       160,668
                       --------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER    171,401
                       --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER  160,668
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  332,069*
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)   N/A
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  8.5*%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON  (See Instructions)   IN
-------------------------------------------------------------------------------

*INCLUDES (I) 171,401 SHARES OF CHEFS INTERNATIONAL COMMON STOCK ("SHARES") BENEFICIALLY OWNED BY MICHAEL F. LOMBARDI OVER WHICH HE HAS SOLE VOTING AND DISPOSITIVE POWER; (II) 49,000 SHARES BENEFICIALLY OWNED BY LOMBARDI & LOMBARDI P.A. OVER WHICH MICHAEL F. LOMBARDI HAS SHARED VOTING AND DISPOSITIVE POWER; AND
(III) 111,668 SHARES BENEFICIALLY OWNED BY LOMBARDI & LOMBARDI P.A. DEFINED BENEFIT PENSION PLAN DATED JUNE 28, 1984 OVER WHICH MICHAEL F. LOMBARDI HAS SHARED VOTING AND DISPOSITIVE POWER. THE OTHER REPORTING PERSONS OWN IN THE AGGREGATE 2,075,961 ADDITIONAL SHARES. MICHAEL F. LOMBARDI DOES NOT BENEFICIALLY OWN NOR DOES HE HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THOSE 2,075,961 ADDITIONAL SHARES. MICHAEL F. LOMBARDI AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 ("EXCHANGE ACT").

                                 SCHEDULE 13D

----------------------------------            ---------------------------------
CUSIP No. 163082-6-05                                         Page 3 of 16 Pages
----------------------------------            ---------------------------------

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON:      Lombardi & Lombardi, P.A.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [___________________]

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)   [X]  Member of a Group
       (b)   [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------
4      SOURCE OF FUNDS  (See Instructions) OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) N/A

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION      New Jersey
-------------------------------------------------------------------------------

NUMBER OF SHARES        7   SOLE VOTING POWER         49,000*
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
                       --------------------------------------------------------
                        8   SHARED VOTING POWER       0
                       --------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER    49,000*
                       --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER  0
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  49,000*
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)   N/A
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.2*%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON  (See Instructions)   CO
-------------------------------------------------------------------------------

*LOMBARDI & LOMBARDI, P.A. ("L&L") BENEFICIALLY OWNS 49,000 OR 1.2% OF THE OUTSTANDING SHARES. MICHAEL F. LOMBARDI AND STEPHEN F. LOMBARDI, AS OFFICERS OF L&L, HAVE THE POWER TO VOTE OR DISPOSE OF THESE 49,000 SHARES. THE OTHER REPORTING PERSONS BENEFICIALLY OWN IN THE AGGREGATE 2,359,030 ADDITIONAL SHARES. L&L DOES NOT BENEFICIALLY OWN NOR DOES IT HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THESE 2,359,030 ADDITIONAL SHARES. L&L AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

                                 SCHEDULE 13D

----------------------------------            ---------------------------------
CUSIP No. 163082-6-05                                         Page 4 of 16 Pages
----------------------------------            ---------------------------------

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON: Lombardi & Lombardi, P.A. Defined Benefit
       Pension Plan              Dated June 28, 1984

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
       [___________________]

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)   [X]  Member of a Group
       (b)   [   ]

-------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------
4      SOURCE OF FUNDS  (See Instructions) OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) N/A

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION      New Jersey
-------------------------------------------------------------------------------

NUMBER OF SHARES        7   SOLE VOTING POWER         111,668*
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON  WITH
                       --------------------------------------------------------
                        8   SHARED VOTING POWER       0
                       --------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER    111,668*
                       --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER  0
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  111,668*
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)   N/A
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  2.8*%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON  (See Instructions)   EP
-------------------------------------------------------------------------------

*LOMBARDI & LOMBARDI, P.A. DEFINED BENEFIT PLAN DATED JUNE 28, 1984 (THE "PLAN") BENEFICIALLY OWNS 111,668 OR 2.8% OF THE OUTSTANDING SHARES. MICHAEL F. LOMBARDI AND STEPHEN L. LOMBARDI, AS TRUSTEES OF THE PLAN, HAVE THE POWER TO VOTE OR TO DISPOSE OF THESE 111,668 SHARES. THE OTHER REPORTING PERSONS BENEFICIALLY OWN IN THE AGGREGATE 2,296,362 ADDITIONAL SHARES. THE PLAN DOES NOT BENEFICIALLY OWN NOR DOES IT HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THOSE 2,296,362 ADDITIONAL SHARES. THE PLAN AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

                                 SCHEDULE 13D

----------------------------------            ---------------------------------
CUSIP No. 163082-6-05                                         Page 5 of 16 Pages
----------------------------------            ---------------------------------

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON:      Robert M. Lombardi

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
       [___________________]

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)   [X]  Member of a Group
       (b)   [   ]

-------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------
4      SOURCE OF FUNDS  (See Instructions) PF, OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) N/A

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION      USA
-------------------------------------------------------------------------------

NUMBER OF SHARES        7   SOLE VOTING POWER         1,335,825*
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
                       --------------------------------------------------------
                        8   SHARED VOTING POWER       0
                       --------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER    1,335,825*
                       --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER  0
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,335,825*
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)   N/A
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  34%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON  (See Instructions)   IN
-------------------------------------------------------------------------------

*ROBERT M. LOMBARDI BENEFICIALLY OWNS 1,335,825 SHARES OR 34% OF THE OUTSTANDING SHARES. HE HAS SOLE VOTING AND DISPOSITIVE POWER OVER THESE 1,335,825 SHARES. THE OTHER REPORTING PERSONS BENEFICIALLY OWN IN THE AGGREGATE 1,072,205 ADDITIONAL SHARES. ROBERT M. LOMBARDI DOES NOT BENEFICIALLY OWN NOR DOES HE HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THOSE 1,072,205 ADDITIONAL SHARES. ROBERT M. LOMBARDI AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

                                 SCHEDULE 13D

----------------------------------            ---------------------------------
CUSIP No. 163082-6-05                                         Page 6 of 16 Pages
----------------------------------            ---------------------------------

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON:      Joseph S. Lombardi

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
       [___________________]

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)   [X]  Member of a Group
       (b)   [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------
4      SOURCE OF FUNDS  (See Instructions) PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) N/A

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION      USA
-------------------------------------------------------------------------------

NUMBER OF SHARES        7   SOLE VOTING POWER         598,633*
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
                       --------------------------------------------------------
                        8   SHARED VOTING POWER       0
                       --------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER    598,633*
                       --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER  0
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  598,633*
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)   N/A
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  15.2*%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON  (See Instructions)   IN
-------------------------------------------------------------------------------

*JOSEPH S. LOMBARDI BENEFICIALLY OWNS 598,633 SHARES OR 15.2% OF THE OUTSTANDING SHARES. HE HAS SOLE VOTING AND DISPOSITIVE POWER OVER THESE 598,633 SHARES. THE OTHER REPORTING PERSONS BENEFICIALLY OWN IN THE AGGREGATE 1,809,397 ADDITIONAL SHARES. JOSEPH S. LOMBARDI DOES NOT BENEFICIALLY OWN NOR DOES HE HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THESE 1,809,397 ADDITIONAL SHARES. JOSEPH S. LOMBARDI AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

                                 SCHEDULE 13D

----------------------------------            ---------------------------------
CUSIP No. 163082-6-05                                         Page 7 of 16 Pages
----------------------------------            ---------------------------------

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON:      Anthony M. Lombardi

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
       [___________________]

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)   [X]  Member of a Group
       (b)   [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------
4      SOURCE OF FUNDS  (See Instructions) PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) N/A

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION      USA
-------------------------------------------------------------------------------

NUMBER OF SHARES        7   SOLE VOTING POWER         111,001*
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
                       --------------------------------------------------------
                        8   SHARED VOTING POWER       0
                       --------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER    111,001*
                       --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER  0
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  111,001*
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)   N/A
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  2.8*%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON  (See Instructions)   IN
-------------------------------------------------------------------------------

*ANTHONY M. LOMBARDI BENEFICIALLY OWNS 111,001 SHARES OR 2.8% OF THE OUTSTANDING SHARES. HE HAS SOLE VOTING AND DISPOSITIVE POWER OVER THESE 111,001 SHARES. THE OTHER REPORTING PERSONS BENEFICIALLY OWN IN THE AGGREGATE 2,297,029 ADDITIONAL SHARES. ANTHONY M. LOMBARDI DOES NOT BENEFICIALLY OWN NOR DOES HE HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THOSE 2,297,029 ADDITIONAL SHARES. ANTHONY M. LOMBARDI AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

                                 SCHEDULE 13D

----------------------------------            ---------------------------------
CUSIP No. 163082-6-05                                         Page 8 of 16 Pages
----------------------------------            ---------------------------------

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON:      Stephen F. Lombardi

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
       [___________________]

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)   [X]  Member of a Group
       (b)   [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------
4      SOURCE OF FUNDS  (See Instructions) PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) N/A

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION      USA
-------------------------------------------------------------------------------

NUMBER OF SHARES        7   SOLE VOTING POWER         31,001
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
                       --------------------------------------------------------
                        8   SHARED VOTING POWER       160,668
                       --------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER    31,001
                       --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER  160,668
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  191,669*
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)   N/A
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  4.9*%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON  (See Instructions)   IN
-------------------------------------------------------------------------------

*INCLUDES (I) 31,000 SHARES BENEFICIALLY OWNED BY STEPHEN F. LOMBARDI OVER WHICH HE HAS SOLE VOTING AND DISPOSITIVE POWER; (II) 49,000 SHARES BENEFICIALLY OWNED BY LOMBARDI & LOMBARDI P.A. OVER WHICH STEPHEN F. LOMBARDI HAS SHARED VOTING AND DISPOSITIVE POWER; AND (III) 111,668 SHARES BENEFICIALLY OWNED BY LOMBARDI & LOMBARDI P.A. DEFINED BENEFIT PENSION PLAN DATED JUNE 28, 1984 OVER WHICH STEPHEN F. LOMBARDI HAS SHARED VOTING AND DISPOSITIVE POWER. THE OTHER REPORTING PERSONS OWN IN THE AGGREGATE 2,216,361 ADDITIONAL SHARES. STEPHEN F. LOMBARDI DOES NOT BENEFICIALLY OWN NOR DOES HE HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THOSE 2,216,361 ADDITIONAL SHARES. STEPHEN F. LOMBARDI AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

                                 SCHEDULE 13D

----------------------------------            ---------------------------------
CUSIP No. 163082-6-05                                         Page 9 of 16 Pages
----------------------------------            ---------------------------------

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON:      Lombardi Restaurant Group, Inc.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
       [___________________]

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)   [X]  Member of a Group
       (b)   [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------
4      SOURCE OF FUNDS  (See Instructions) N/A
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) N/A

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION      Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES        7   SOLE VOTING POWER         0
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
                       --------------------------------------------------------
                        8   SHARED VOTING POWER       0
                       --------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER    0
                       --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER  0
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  0%
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)   N/A
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON  (See Instructions)   CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

----------------------------------            ---------------------------------
CUSIP No. 163082-6-05                                        Page 10 of 16 Pages
----------------------------------            ---------------------------------

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON:      Lee Maschler

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
       [___________________]

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)   [X]  Member of a Group
       (b)   [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------
4      SOURCE OF FUNDS  (See Instructions) PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) N/A

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION
-------------------------------------------------------------------------------

NUMBER OF SHARES        7   SOLE VOTING POWER         98,469
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
                       --------------------------------------------------------
                        8   SHARED VOTING POWER       0
                       --------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER    98,469
                       --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER  0
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2.5%
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)   N/A
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON  (See Instructions)   IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

----------------------------------            ---------------------------------
CUSIP No. 163082-6-05                                        Page 11 of 16 Pages
----------------------------------            ---------------------------------

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON:      Matthew H. Maschler

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
       [___________________]

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)   [X]  Member of a Group
       (b)   [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------
4      SOURCE OF FUNDS  (See Instructions) PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) N/A

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION      Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES        7   SOLE VOTING POWER         98,469
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
                       --------------------------------------------------------
                        8   SHARED VOTING POWER       0
                       --------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER    98,469
                       --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER  0
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2.5%
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)   N/A
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON  (See Instructions)   IN
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         Michael F. Lombardi, Lombardi & Lombardi, P.A., Lombardi & Lombardi, P.A. Defined Pension Plan dated June 28, 1984, Robert M. Lombardi, Joseph S. Lombardi, Anthony M. Lombardi and Stephen F. Lombardi (collectively the "Lombardi Group") and the Lombardi Restaurant Group, Inc., a newly organized Delaware corporation, formed by the Lombardi Group to merge with and into Chefs, ("LRG"), hereby amend Amendment No. 11 to its Statement on Schedule 13D dated June 10, 2004 (the "Amended Statement"), relating to its ownership of common stock, $.01 par value ("Shares"), of Chefs International, Inc., a Delaware corporation ("Chefs"). Chefs has its principal offices located at 62 Broadway, Point Pleasant Beach, New Jersey 08742. In addition, Lee Maschler and Matthew Maschler ("the Maschler Group") will be joining in this Amendment No. 12. The Lombardi Group, LRG and the Maschler Group are hereinafter collectively referred to as the "Reporting Persons."

         The purpose of this Amendment No. 12 is to report that on December 17, 2004, the Maschler Group joined the Lombardi Group. On or about November 2002, a limited liability company which each of Matthew Maschler and Lee Maschler were members of acquired the shares of common stock of Chefs now held by each of them. The shares were subsequently distributed by the limited liability company to the members in January 2004. On November 24, 2004, each of Matthew Maschler and Lee Maschler purchased 32,823 shares of common stock of Chefs from their brother, Erik Maschler.

         Each Reporting Person is responsible for the completeness and accuracy of only that information concerning such Reporting Person contained herein, or in any subsequent amendment, and is not responsible for the completeness or accuracy of any information concerning the other Reporting Person. Neither Reporting Person knows or has reason to believe that any information concerning the other Reporting Person contained herein is inaccurate, and the execution of any subsequent amendment by each Reporting Person shall constitute a representation by such Reporting Person that it neither knows nor has reason to believe that any information concerning the other Reporting Person contained in such amendment is inaccurate at the time of such execution. Each Reporting Person hereby disclaims any responsibility for (i) the filing of any reports or information required under Section 13(d) of the Exchange Act and Regulation 13D-G promulgated thereunder relating to the other Reporting Person or (ii) the timeliness of any such filing.

         Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to either Reporting Person. Items and sub-items not expressly addressed herein are inapplicable with respect to the Reporting Persons, or the responses to them with respect to the Reporting Persons either are negative or have not changed from those of the Amended Statement.

ITEM 2.  IDENTITY AND BACKGROUND

         There has been no change from Amendment No. 11 except the following:

         (a) The business address of Lee Maschler is 110 Fieldcrest Avenue, Raritan Plaza 1, 7th Floor, Edison, New Jersey 08837.

         The business address of Matthew Maschler is 110 Fieldcrest Avenue, Raritan Plaza 1, Edison, New Jersey 08837.

         (b) Mr. Lee Maschler is the Chief Executive Officer of Trillium Trading, LLC, a registered broker-dealer which is located at the address set forth in Item 2(a). Mr. Matthew Maschler is an attorney at the address set forth in Item 2(a).

         (d) No member of the Maschler Group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No member of the Maschler Group has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such member of the Maschler Group being subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Lee Maschler is a citizen of the United States. Mr. Matthew Maschler is a citizen of the Unites States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         The Reporting Persons estimate that the total amount of funds required to purchase all of the outstanding shares of Chefs' Common Stock not currently owned by the Lombardi Group or its affiliates pursuant to the Merger (as defined below) will be approximately $4,120,000 plus approximately $150,000 in related fees and expenses.

         The Lombardi Group and the Maschler Group will pay these amounts with personal funds and through anticipated bank borrowings. The Maschler Group will be responsible for its proportional shares of the expenses necessary to finance the Merger (as defined below).

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of this Amendment No. 12 is to report that on December 17, 2004, the Maschler Group joined the Lombardi Group. On or about November 2002, a limited liability company which each of Matthew Maschler and Lee Maschler were members of acquired the shares of common stock of Chefs held by each of them. The shares were subsequently distributed to the members in January 2004. On November 24, 2004, each of Matthew Maschler and Lee Maschler purchased 32,823 shares of common stock of Chefs from their brother, Erik Maschler.


         As previously reported, the Lombardi Group had submitted a new proposal to Chefs' Board of Directors, to acquire all of the outstanding shares of Chefs' Common Stock not currently owned by the Lombardi Group or its affiliates for a cash purchase price of $3.12 per share. On June 1, 2004, Chefs' Special Committee of its Board of Directors ("Committee"), appointed to evaluate a proposal made by the Lombardi Group to effect a cash purchase of the interests of Chefs' minority stockholders, had advised Chefs' Board of Directors that in the Committee's judgment, the proposed increased purchase price of $3.12 per share was fair to Chefs' minority stockholders. The Committee recommended that the Board of Directors accept the proposal (the "Proposed Transaction").

         The Reporting Persons contemplate that the Proposed Transaction will take the form of a merger pursuant to which LRG, a newly formed Delaware corporation, would be merged with and into Chefs (the "Merger"), subject to conditions that are typical for transactions of this type, including, without limitation, that the holders of not more than 10% of the outstanding shares of Common Stock exercise their appraisal rights under the Delaware General Corporation Law. This proposal is not, and the Proposed Transaction will not be, contingent on any financing conditions.

         Depending on the response of the Chefs' Board of Directors to the Proposed Transaction, and other factors deemed relevant by the Reporting
Persons, the Reporting Persons may formulate other plans and/or make other proposals, and take such actions with respect to its investment in Chefs, including any or all of the actions set forth in paragraphs (a) through (j) of
Item 4 of Schedule 13D and any other actions as it may determine to be appropriate. The Reporting Persons may also modify, amend or withdraw the Proposed Transaction at any time at its sole discretion.

         The purpose of the Merger is for the Reporting Persons to become the 100% owner of Chefs. Assuming the consummation of the proposed Merger, Chefs will no longer be publicly owned and will thus significantly reduce those legal, accounting and other costs and expenses associated with being a publicly traded company. Except for such changes as may be attendant to this planned resource savings, the Reporting Persons currently intend to cause the business and operations of Chefs to continue to be conducted substantially as they are currently conducted. However, the Reporting Persons will continue to evaluate the business and operations of Chefs after the Merger and will take such actions as it deems appropriate under the circumstances then existing.

         Following completion of the Merger, the Reporting Persons will cause Chefs to terminate the registration of the Common Stock under the Securities Exchange Act of 1934.

         The Reporting Persons have determined that the following persons will serve as Board members upon completion of Merger: Michael F. Lombardi, Robert M. Lombardi, Joseph S. Lombardi, Anthony M. Lombardi , Stephen F. Lombardi and Matthew Maschler.

         NEITHER THE PROPOSED TRANSACTION PROPOSAL NOR THIS SCHEDULE 13D/A CONSTITUTES AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF CHEFS. IF AND WHEN AN OFFER IS MADE FOR THE COMMON STOCK OF CHEFS, CHEFS' STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, FILED BY CHEFS WITH THE COMMISSION. THE PROXY STATEMENT WOULD CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

There has been no change from Amendment No. 11 except the following:

         Lee Maschler beneficially owns 98,469 shares of common stock ("Shares") or 2.5% of the outstanding Shares. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of said 98,469 Shares. In addition, Lee Maschler is a stockholder of LRG.

         Mattthew Maschler beneficially owns 98,469 Shares or 2.5% of the outstanding Shares. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of said 98,469 Shares. In addition, Matthew Maschler is a stockholder of LRG.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There has been no change from Amendment No. 11.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         A. Joint filing agreement, dated as of December 20, 2004 among Reporting Persons.

         B. Contribution Agreement, dated as of December 17, 2004, among the Lombardi Restaurant Group, Inc. and the signatories thereto.

                                    SIGNATURE

         After reasonable inquiry and to the best of each undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

December 20, 2004                   /s/ Michael F. Lombardi
                                    -------------------------------
                                    Michael F. Lombardi

                                    Lombardi & Lombardi, P.A.

                                    By:  /s/ Michael F. Lombardi
                                         -------------------------------
                                    Michael F. Lombardi, President

                                     Lombardi & Lombardi, P.A.
                                     Defined Benefit Pension Plan
                                     Dated June 28, 1984

                                    By:  /s/ Michael F. Lombardi
                                        -------------------------------
                                        Michael F. Lombardi, Trustee

                                    By:  /s/ Robert M. Lombardi
                                        -------------------------------
                                        Robert M. Lombardi

                                    By:  /s/ Joseph S. Lombardi
                                        -------------------------------
                                        Joseph S. Lombardi

                                    By:  /s/ Anthony M. Lombardi
                                        --------------------------
                                        Anthony M. Lombardi

                                     By:  /s/ Stephen F. Lombardi
                                        --------------------------
                                        Stephen F. Lombardi

                                    Lombardi Restaurant Group, Inc.


                                    By:  /s/ Michael F. Lombardi
                                        --------------------------------
                                        Name: Michael F. Lombardi
                                        Title: President

                                    By:  /s/ Lee Maschler
                                        --------------------------------
                                        Maschler


                                    By:  /s/ Matthew Maschler
                                        ---------------------------
                                        Matthew Maschler

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


      The undersigned agree that this Amendment No. 12 to Schedule 13D filed herewith relating to the shares of common stock of Chefs International, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Exchange Act.

December 20, 2004                   /s/ Michael F. Lombardi
                                    -------------------------------
                                    Michael F. Lombardi

                                    Lombardi & Lombardi, P.A.

                                    By:  /s/ Michael F. Lombardi
                                        -------------------------------
                                    Michael F. Lombardi, President

                                     Lombardi & Lombardi, P.A.
                                     Defined Benefit Pension Plan
                                     Dated June 28, 1984

                                    By:  /s/ Michael F. Lombardi
                                         ------------------------------
                                         Michael F. Lombardi, Trustee

                                    By:  /s/ Robert M. Lombardi
                                         -------------------------------
                                         Robert M. Lombardi

                                    By:  /s/ Joseph S. Lombardi
                                         -------------------------------
                                         Joseph S. Lombardi

                                    By:  /s/ Anthony M. Lombardi
                                         --------------------------
                                         Anthony M. Lombardi

                                     By: /s/ Stephen F. Lombardi
                                         --------------------------
                                         Stephen F. Lombardi

                                    Lombardi Restaurant Group, Inc.


                                    By:  /s/ Michael F. Lombardi
                                         -------------------------------
                                         Name:  Michael F. Lombardi
                                         Title: President

                                    By:  /s/ Lee Maschler
                                         -------------------------------
                                         Lee Maschler


                                    By:  /s/ Matthew Maschler
                                         --------------------------
                                         Matthew Maschler

                                    EXHIBIT B
                             CONTRIBUTION AGREEMENT


      This Contribution Agreement (the "Agreement") is entered into as of the 17th day of December, 2004, by and among Lombardi Restaurant Group, Inc., a Delaware corporation (the "Company"), and the persons set forth on the signature pages hereto (collectively, the "Transferors" and, each individually, a "Transferor").

      WHEREAS, pursuant to that certain proposed Merger Agreement of even date herewith (the "Merger Agreement") by and among the Company and Chefs International, Inc., a Delaware corporation ("Chefs"), the Company will be merged with and into Chefs (the "Merger"), upon the terms and subject to the conditions set forth in the Merger Agreement; and

      WHEREAS, it is contemplated that under the Merger Agreement each of the Transferors owns the number of shares (the "Contribution Shares") of common stock, par value $.01 per share, of Chefs ("Chefs Common Stock") set forth opposite such Transferors name on Schedule A attached hereto ("Schedule A"); and

      WHEREAS, each Transferor desires to make a capital contribution of his Contribution Shares to the Company in exchange for the same number of shares (the "Company Shares") of Company common stock, par value $0.01 per share (the "Company Common Stock"), on the terms and conditions contained herein; and

      WHEREAS, each Transferor desires to make (i) an initial capital contribution to the Company in cash in the amount set forth opposite the name of such Transferor on Schedule A (the "Initial Cash Contribution"), (ii) a subsequent capital contribution to be paid to stockholders of Chefs as consideration in the Merger (the "Merger Cash Contribution") and (iii) such additional capital contributions in cash as set forth in this Agreement (the "Additional Cash Contributions", combined with the Initial Cash Contribution and the Merger Cash Contribution shall be collectively referred to as the "Cash Contributions") in exchange for no additional shares of Company Common Stock, on the terms and conditions contained herein; and

      WHEREAS, the Company desires to issue the Company Shares to the Transferors in exchange for the Contribution Shares and the Cash Contributions; and

      WHEREAS, the Company is a transitory entity formed solely for the purposes of effecting the Merger.

      NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in this Agreement, the parties to this Agreement, intending to be legally bound, mutually agree as follows:

                                    ARTICLE I
           CONTRIBUTION AND ISSUANCE OF SHARES OF COMPANY COMMON STOCK

      1.1 TRANSFER OF CONTRIBUTION INTERESTS. Subject to the terms and conditions, relying on the representations and warranties and in consideration of the covenants and agreements set forth herein, each Transferor severally agrees irrevocably to contribute, convey, grant, transfer and deliver on the date hereof to the Company, and the Company agrees to accept and take delivery on the date hereof from the Transferors of, the Contribution Shares, free and clear of any lien, claim or encumbrance of any nature whatsoever, except for Company's obligations hereunder. The transfer of the Contribution Shares by each Transferor pursuant to the terms of this Agreement shall constitute a contribution transaction under which all the benefits and risks relating to the Contribution Shares shall pass from the Transferors to the Company and shall not constitute in any way a lending transaction or any other transaction.

      1.2 INITIAL CASH CONTRIBUTION; MERGER CASH CONTRIBUTION; ADDITIONAL CASH CONTRIBUTIONS. (a) Subject to the terms and conditions, relying on the representations and warranties and in consideration of the covenants and agreements set forth herein, each Transferor severally agrees irrevocably to contribute, convey, grant, transfer and deliver on the date hereof to the Company, and the Company does hereby agree to accept and take on the date hereof the Initial Cash Contributions in the amount set forth opposite the name of each Transferor on Schedule A by wire transfer (or deposit) of immediately available funds denominated in U.S. dollars to an account established by the Company.

      (b) Prior to the consummation of the Merger, the Company shall notify each Transferor as to the proposed effective date of the Merger and the date by which each Transferor is required to deposit (the "Deposit Date") the Merger Cash Contribution set forth opposite such Transferors name on Schedule A (or such other amount as reasonably instructed by the Company) with the exchange agent with respect to the Merger. Each Transferor severally agrees irrevocably to contribute, convey, grant, transfer and deliver on or prior to the Deposit Date to the exchange agent the appropriate Merger Cash Contribution by wire transfer (or deposit) of immediately available funds.

      (c) In the event that additional cash sums are required by the Company to pay for expenses incurred in connection with the Merger, or to be paid as consideration to stockholders of Chefs in the Merger, the Company shall so notify each Transferor in writing. Such notice shall specify (i) the total amount of the additional cash required (and the reasons therefore), (ii) such Transferor's pro rata share of such amount (based upon such Transferor's number of Contribution Shares relative to the total number of Contribution Shares contributed to the Company by all Transferors) (the "Applicable Percentage"), and (iii) the date on which such Subsequent Cash Contribution is required to be transferred by the Transferor to the Company which date may not be less than four (4) business date following the date on which such notice is delivered to the Transferor.

      (d) Each Transferor agrees that the failure to comply with the terms and conditions of this Section 1.2 shall constitute a material breach of this Agreement. Upon a breach of this Section 1.2, the Company shall so notify such Transferor who shall have an additional 2 business days within which to cure the alleged breach of this Agreement. Failure to cure such breach, shall constitute an event of the default hereunder. Upon the occurrence of an event of default by a Transferor, the Company may elect to cancel a number of shares of Company Common Stock issued to such Transferor having a value equal to the damage incurred by the Company based upon the shares of Company Common Stock having a value of $3.00 per share.

      1.3 CONSIDERATION. Subject to the terms and conditions, relying on the representations and warranties and in consideration of the covenants and agreements set forth herein, in consideration of the transfer of the Cash Contributions and the Contribution Shares to the Company by each Transferor as set forth in Sections
1.1 and 1.2 above, the Company agrees to issue the number of Company Shares to each Transferor equal to the number of Contribution Shares being contributed by each Transferor to the Company.

      1.4 CLOSING. Subject to the terms set forth herein, the contribution of the Contribution Shares and the Initial Cash Contributions and the issuance of the Company Shares hereunder shall occur at a closing (the "Closing") to be held at the offices of Brown Rudnick Berlack Israels LLP, 120 West 45th Street, New York, NY 10036, on the date hereof (the "Closing Date"). Upon delivery of the Cash Contributions and the Contribution Shares in accordance with the terms of this Agreement, the Company shall deliver a share certificate representing the Company Shares issuable to each Transferor in accordance with Section 1.3.

      1.5 MERGER CONSIDERATION. Each party hereto acknowledges and agrees that the aggregate consideration payable by Chefs upon consummation of the Merger pursuant to the Merger Agreement shall be a number of shares of Chefs Common Stock (the "Merger Shares") equal to the total number of Contribution Shares and such Merger Shares shall be delivered by Chefs to the Transferors pro rata based upon the Applicable Percentage.

      1.6 BOARD OF DIRECTORS. Immediately following the Closing, the stockholders of the Company shall elect the following individuals as members of the Board of Directors (the "Board"):

                            Michael F. Lombardi;
                            Robert M. Lombardi;
                            Joseph S. Lombardi;
                            Anthony M. Lombardi;
                            Stephen F. Lombardi; and
                            Matthew H. Maschler


      The Chairman of the Board shall be Robert M. Lombardi. In the event that Mr. Maschler shall no longer serve as a member of the Board, Mr. Maschler (or his representative) shall have the right to nominate an individual reasonably acceptable to the Board as a replacement for Mr. Maschler and the stockholders shall so elect that individual to the Board of Directors. The Company shall cause the Merger Agreement to provide that the Board of Directors of the Company shall become the Board of Directors of Chefs upon the effective time of the Merger.

                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company makes the following representations and warranties, which representations and warranties shall be true, correct and complete in all respects on the date hereof and shall be true, correct and complete in all material respects as of the Closing (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which representations and warranties shall be true and correct as of such particular date or period of time) to each Transferor that:

      2.1 ORGANIZATION AND STANDING. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted.

      2.2 AUTHORIZATION. All corporate action on the part of the Company necessary for the authorization, execution, delivery and performance of this Agreement by the Company, and for the authorization, issuance and delivery of the Company Shares being issued under this Agreement has been taken. This Agreement, when executed and delivered by all parties hereto, shall constitute the valid and legally binding obligation of the Company, except to the extent the enforceability thereof may be limited by bankruptcy laws, insolvency laws, reorganization laws, moratorium laws or other laws affecting creditors' rights generally or by general equitable principles.

      2.3 VALIDITY OF COMPANY COMMON STOCK. The shares of Company Common Stock, when issued, sold and delivered in accordance with the terms of this Agreement, shall be duly and validly issued, and fully paid and nonassessable.

      2.4 SECURITIES ACT. The issuance of the shares of the Company Common Stock in accordance with the terms of this Agreement (assuming the accuracy of the representations and warranties of each Transferor contained in Article III hereof) is exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933Act").

                                   ARTICLE III
          REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE TRANSFERORS

      Each Transferor, separately and not jointly, makes the following representations and warranties, which representations and warranties shall be true, correct and complete in all respects on the date hereof and shall be true, correct and complete in all material respects as of the Closing (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which representations and warranties shall be true and correct as of such particular date or period of time) to the Company and each other Transferor that:

      3.1 AUTHORIZATION. Such Transferor has full legal capacity and unrestricted power to execute and deliver this Agreement to which he, she or it is a party, and any other agreements or instruments executed by it in connection herewith or therewith and to consummate the transactions contemplated herein or therein. This Agreement, when executed and delivered by each Transferor, will constitute its valid and legally binding obligation, except to the extent the enforceability thereof may be limited by bankruptcy laws, insolvency laws, reorganization laws, moratorium laws or other laws affecting creditors' rights generally or by general equitable principles.

      3.2   INVESTMENT REPRESENTATIONS.

            (a) The shares of Company Common Stock to be received by each Transferor will be acquired by such Transferor for investment for his, her or its own account, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof in violation of applicable federal and state securities laws, and such Transferor has no current intention of selling, granting participation in or otherwise distributing the same, in each case, in violation of applicable federal and state securities laws. By executing this Agreement, such Transferor further represents that such Transferor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person, or to any third person, with respect to any of the shares of Company Common Stock, in each case, in violation of applicable federal and state securities laws.

            (b) Such Transferor understands that the shares of Company Common Stock have not been registered under the 1933 Act on the basis that the issuance provided for in this Agreement and the issuance of securities hereunder is exempt from registration under the 1933 Act pursuant to Section 4(2) thereof and regulations issued thereunder.

            (c) Such Transferor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of his, her or its investment. Such Transferor further represents that such Transferor has had access, during the course of the transactions contemplated hereby and prior to its purchase of shares of Company Common Stock, to the same kind of information that is specified in Part I of a registration statement under the 1933 Act and that it has had, during the course of the transactions contemplated hereby and prior to his, her or its investment of the shares of Company Common Stock, the opportunity to ask questions of, and receive answers from, the Company concerning the terms and conditions of the offering and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information furnished to it or to which it had access. Such Transferor understands that no federal or state agency has passed upon this investment or upon the Company, nor has any such agency made any finding or determination as to this investment.

            (d) Such Transferor understands that the shares of Company Common Stock may not be sold, transferred or otherwise disposed of without registration under the 1933 Act or an exemption therefrom, and that in the absence of an effective registration statement covering the shares of Company Common Stock or an available exemption from registration under the 1933 Act, the shares of Company Common Stock must be held indefinitely. Such Transferor must be prepared to bear the economic risk of this investment for an indefinite period of time. In particular, such Transferor acknowledges that it is aware that the shares of Company Common Stock may not be sold pursuant to Rule 144 promulgated under the 1933 Act unless all of the conditions of that Rule are met. Among the current conditions for use of Rule 144 by certain holders is the availability to the public of current information about the Company. Such information is not now available, and the Company has no current plans to make such information available. Such Transferor represents that, in the absence of an effective registration statement covering the shares of Company Common Stock, such Transferor will sell, transfer or otherwise dispose of the shares of Company Common Stock only in a manner consistent with his, her or its representations set forth herein.

            (e) Such Transferor acknowledges that this investment is not recommended for Transferors who have any need for a current return on this investment or who cannot bear the risk of losing their entire investment. Such Transferor acknowledges that: (i) such Transferor has adequate means of providing for his, her or its current needs and possible personal contingencies and has no need for liquidity in this investment; (ii) his, her or its commitment to investments which are not readily marketable is not disproportionate to his, her or its net worth; and (iii) his, her or its investment in the shares of Company Common Stock will not cause his, her or its overall financial commitments to become excessive.

            (f) Such Transferor has not retained any finder, broker, agent, financial advisor, Purchaser Representative (as defined in Rule 501(h) of Regulation D of the 1933 Act) or other intermediary in connection with the transactions contemplated by this Agreement and agrees to indemnify and hold harmless the Company from any liability for any compensation to any such intermediary retained by such Transferor and the fees and expenses of defending against such liability or alleged liability

            (g) Such Transferor is an "Accredited Transferor" as defined in Rule 501(a) promulgated under Regulation D of the 1933 Act.

      3.3 TITLE TO SHARES. Such Transferor, owns good and marketable title to such Contribution Shares, free and clear of all liens, pledges, charges, security interests, restrictions on transfer and other encumbrances. Other than as contemplated by this Agreement, there is no subscription, option, warrant, call, right, agreement or commitment relating to the issuance, sale, delivery, repurchase or transfer by the Transferor (including any right of conversion or exchange under any outstanding security or other instrument) of such Contribution Shares. Upon the contribution of such Contribution Shares to the Company at Closing, and subject to applicable securities laws, such Transferor will transfer to the Company his, her or its entire legal and beneficial interest in such Contribution Shares, free and clear of any liens, pledges, charges, security interests, restrictions on transfer and other encumbrances by or through such Transferor. Such Transferor is not party to and is not aware of any voting trusts, proxies or any other agreements or understandings with respect to the voting of such Contribution Shares.

      3.4 NO VIOLATION. Neither the execution and delivery of this Agreement by such Transferor nor the transactions contemplated herein will (a) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any agreement, lease or other instrument or obligation to which such Transferor is a party, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been or shall prior to the Closing be obtained, or (b) violate any order, writ, injunction or decree applicable to such Transferor or any of such Transferor's assets.

      3.5 GOVERNMENT APPROVALS. No consent, approval, license or authorization of, or designation, declaration or filing with, any court or governmental authority or regulatory agency is or will be required on the part of such Transferor in connection with the execution, delivery and performance by such Transferor of this Agreement and any other agreements or instruments executed by such Transferor in connection herewith or therewith, except for the following:
(i) those which have already been made or granted, and (ii) post-issuance filings pursuant to applicable state and federal securities laws (which filings will be made by the Company following the Closing in accordance with applicable requirements).

      3.6 LITIGATION. There are no judicial or administrative actions, proceedings or investigations pending or, to such Transferor's knowledge, threatened that question the validity of this Agreement or any action taken or to be taken by Transferor in connection with this Agreement. There are no lawsuits, claims, judgments, orders, decrees, administrative or other proceedings or investigations relating to the ownership of the Contribution Shares held by such Transferor or otherwise affecting the Contribution Shares pending, or, to such Transferor's knowledge, threatened against Transferor.

      3.7 BROKER. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of such Transferor.

                                   ARTICLE IV
                        INDEMNIFICATION AND CONTRIBUTION

      4.1 INDEMNIFICATION. (a) In connection with any filing (a "Filing")with the Securities and Exchange Commission (the "SEC") in which the Company, Chefs or an Transferor is participating, each such Transferor agrees to severally and not jointly indemnify, hold harmless and defend, each other Transferor and the Company against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys' fees, amounts paid in settlement or expenses, joint or several, (collectively, "ClaimS") incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto ("Indemnified Damages"), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Filing, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any violation or alleged violation of the Securities Act of 1933 Act, the Securities Exchange Act of 1934, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder, or (iii) any material violation of this Agreement; provided, however, that the indemnity agreement contained in this Section 4.1(a) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Transferor, which consent shall not be unreasonably withheld or delayed.

      (b)   The indemnity agreements contained herein shall be in addition to
(i) any cause of action or similar right of the indemnified party or indemnified person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

                                    ARTICLE V
                                  MISCELLANEOUS

      5.1 NO WAIVER; MODIFICATIONS IN WRITING. This Agreement sets forth the entire understanding of the parties, and supersedes all prior agreements, arrangements and communications, whether oral or written, with respect to the subject matter hereof. No waiver of or consent to any departure from any provision of this Agreement shall be effective unless signed in writing by the party entitled to the benefit thereof, provided that notice of any such waiver shall be given to each party hereto as set forth below. Except as otherwise provided herein, no amendment, modification or termination of any provision of this Agreement shall be effective unless signed in writing by or on behalf of the Company and the Transferors entitled to a majority of the shares of Company Common Stock issuable hereunder. Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by the Company from the terms of any provision of this Agreement, shall be effective only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on the Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances.

      5.2 NOTICES. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by telecopy, nationally-recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by such party to the other parties:

If to the Company:        Lombardi Restaurant Group, Inc.
                          1862 Oak Tree Road
                          Edison, NJ 08820
                          Attention:  Michael F. Lombardi, Esq.
                          Telephone: (732) 906-1500
                          Facsimile: (732) 906-7625

If to the Transferors:    To the address set forth below such
                          Transferor' name on Signature page
                          attached hereto

With a copy to:           Brown Rudnick Berlack Israels LLP
                          120 West 45th Street
                          New York, New York 10036
                          Attention:  Steven F. Wasserman, Esq.
                          Telephone: (212) 209-4812
                          Facsimile: (212) 704-0196

      All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by telecopy, on the date of such delivery, (b) in the case of dispatch by nationally-recognized overnight courier, on the next business day following such dispatch and (c) in the case of mailing, on the third business day after the posting thereof.

      5.3 EXECUTION OF COUNTERPARTS. This Agreement may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.

      5.4 BINDING EFFECT; ASSIGNMENT. The rights and obligations of the Transferors under this Agreement may not be assigned to any other person. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any person other than the parties to this Agreement, and their respective successors and assigns. This Agreement shall be binding upon the Company and each Transferor and its and their respective successors and assigns.

      5.5 GOVERNING LAW. This Agreement shall be governed by the laws of the State of Delaware as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

      5.6 SEVERABILITY OF PROVISIONS. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

      5.7 EXHIBITS AND HEADINGS. All Exhibits to this Agreement shall be deemed to be a part of this Agreement. The Article and Section headings used or contained in this Agreement are for convenience of reference only and shall not affect the construction of this Agreement.

      5.8 INJUNCTIVE RELIEF. Each of the parties to this Agreement hereby acknowledges that in the event of a breach by any of them of any material provision of this Agreement, the aggrieved party may be without an adequate remedy at law. Each of the parties therefore agrees that, in the event of a breach of any material provision of this Agreement, the aggrieved party may elect to institute and prosecute proceedings to enforce specific performance or to enjoin the continuing breach of such provision, as well as to obtain damages for breach of this Agreement. By seeking or obtaining any such relief, the aggrieved party will not be precluded from seeking or obtaining any other relief to which it may be entitled.

      5.9 ATTORNEYS' FEES. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof or thereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees in addition to any other available remedy.

      5.10 SURVIVAL OF AGREEMENTS, REPRESENTATIONS AND WARRANTIES. All agreements, representations and warranties contained herein or made in writing by or on behalf of the Company or the Transferors, as the case may be, in connection with the transactions contemplated by this Agreement shall survive the execution and delivery of this Agreement and the issuance of the shares of Company Common Stock.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as an instrument under seal, as of the date first above written.

                                  LOMBARDI RESTAURANT GROUP, INC.


                                  By: /s/ Michael Lombardi
                                     ----------------------------
                                  Name: Michael Lombardi
                                  Title:  President

TRANSFERORS:


/s/ Michael Lombardi
--------------------------------
Name: Michael Lombardi
Address: 1862 Oak Tree Road
         Edison, NJ  08818


/s/ Robert Lombardi
--------------------------------
Name: Robert Lombardi
Address: 10 Parsonage Road
         Edison, NJ  08837


/s/ Joseph Lombardi
--------------------------------
Name: Joseph Lombardi
Address: 10 Parsonage Road
         Edison, NJ  08837


/s/ Anthony Lombardi
--------------------------------
Name: Anthony Lombardi
Address: 1862 Oak Tree Road
         Edison, NJ  08818


/s/ Stephen Lombardi
--------------------------------
Name:  Stephen Lombardi
Address: 1862 Oak Tree Road
         Edison, NJ  08818

Lombardi & Lombardi, P.A.


By:/s/ Michael Lombardi
   -----------------------------
Name: Michael Lombardi
Address: 1862 Oak Tree Road
         Edison, NJ  08818


Lombardi & Lombardi, P.A.
Defined Benefit Pension Plan

By:/s/ Michael Lombardi
   -----------------------------


/s/ Lee Maschler
--------------------------------
Name: Lee Maschler
Address: 110 Fieldcrest Avenue
         Raritan Plaza 1, 7th Floor
         Edison, NJ  08837


/s/ Matthew Maschler
--------------------------------
Name: Matthew Maschler
Address: 110 Fieldcrest Avenue
         Raritan Plaza 1, 7th Floor
         Edison, NJ  08837



















--------------------------------------------------------------------------------
* This amount will equal $3.12 multiplied by the number of shares not held by the Company multiplied by the Applicable Percentage.